UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into Material Agreement

On January 12, 2026, Garden Stage Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “Private Placement”) of 47,961,831 Class A ordinary shares of the Company, par value US$0.0001 per share (the “Class A Ordinary Shares”) at the subscription price of US$0.1251 per Class A Ordinary Share. The total amount of gross proceeds from the Private Placement will be US$6 million. The investors have agreed to a 60-day lock-up restriction with the Company.

The Private Placement is expected to close by end of January 2026, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from the Private Placement for general corporate purposes.

The foregoing description of the Securities Purchase Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of a Securities Purchase Agreement which is filed as Exhibit 10.1 hereto, respectively, and is incorporated herein by reference.

Forward-Looking Statements:

This Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-283618) that was initially filed with the SEC on December 5, 2024 and declared effective by the SEC on March 10, 2025, and (ii) the Company’s registration statement on Form S-8 (File No. 333-287932) filed with the SEC on June 11, 2025.

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement dated January 12, 2026, between Garden Stage Limited and investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Garden Stage Limited

Date: January 15, 2026	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

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